UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____)*


ADVANCED HEALTH CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00756H 10 8
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 6 pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Northwestern Mutual Life Insurance Company
39-0509570

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF		5.	SOLE VOTING POWER
  SHARES
BENEFICIALLY				189,400
  OWNED BY
   EACH			6.	SHARED VOTING POWER
 REPORTING
  PERSON					335,100
   WITH
7.	SOLE DISPOSITIVE POWER

189,400

8.	SHARED DISPOSITIVE POWER

335,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  524,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions):  N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.3%

12.	TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

(a)	Name of Issuer:  Advanced Health Corporation

(b)	Address of Issuer's Principal Executive Offices:
	555 White Plains Road, Tarrytown, NY  10591

Item 2

(a)	Name of Person Filing:  The Northwestern Mutual
	Life Insurance Company

(b)	Address of Principal Business Office:  720 East
	Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization:  Wisconsin

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  00756H 10 8

Item 3	If this statement is filed pursuant to Rules
	13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under Section 15
	of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[X] Insurance Company as defined in
	section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under
	section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under
	section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which
	is subject to the provisions of the
	Employee Retirement Income Security Act
	of 1974 or Endowment Fund; see
	section 240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with
	section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)	[ ] Group, in accordance with section
	240.13d-1(b)(1)(ii)(H)

Item 4	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned:  524,500 shares.  Of
such amount, (i) 283,000 shares are owned by the Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment company;
(ii) 50,500 shares are held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account; and
(iii) 1,600 shares are owned by the Asset Allocation Fund of Mason Street Funds, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company. Northwestern Mutual Investment Services, Inc., an indirect wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment advisor, serves as an investment advisor to the Growth Stock Portfolio and the Asset Allocation Fund.

(b)	Percent of Class:  5.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
189,400

(ii)	shared power to vote or to direct the
	vote:  335,100

(iii)	sole power to dispose or to direct the
	disposition of:  189,400

(iv)	shared power to dispose or to direct the
	disposition of:  335,100

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6	Ownership of More than Five Percent on Behalf of
	Another Person:  N/A

Item 7	Identification and Classification of the
	Subsidiary Which Acquired the Security Being
	Reported on By the Parent Holding Company:  N/A

Item 8	Identification and Classification of Members of
	the Group:  N/A

Item 9	Notice of Dissolution of Group:  N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 1998

						THE NORTHWESTERN MUTUAL LIFE
						INSURANCE COMPANY


						By:  /s/  John M. Bremer
							John M. Bremer
							Executive Vice President,
							General Counsel and
							Secretary

79860


CUSIP NO.:  00756H 10 8		13G		Page 6 of 6 Pages